1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

TSX: POM, NYSE Alternext: PLM	6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2008-15

POLYMET COMPLETES STRATEGIC AGREEMENTS WITH GLENCORE

US$50 MILLION LOAN EXCHANGEABLE INTO POLYMET SHARES AT US$4.00 PER SHARE

APPOINTS STEPHEN ROWLAND TO THE BOARD

Hoyt Lakes, Minnesota, October 31, 2008 - PolyMet Mining Corp. (TSX: POM; NYSE Alternext US: PLM) (“PolyMet” or the “Company”) reported today that it has completed the previously announced strategic agreements with Glencore AG and certain of its affiliates (“Glencore”). PolyMet has also appointed Stephen Rowland to its board of directors.

The strategic agreements with Glencore comprise:

Marketing

  Glencore will purchase PolyMet’s production of concentrates, metals, or intermediate products at prevailing market terms for at least the first 5 years of production.

Financing

  An aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR (currently 3.28%) plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and the Issuer.

  The Debentures are exchangeable into common shares of PolyMet at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

  US$7.5 million of the Debentures were issued today. US$17.5 million of the Debentures will be issued in three tranches subject to expenditures being in material compliance with budget and other customary conditions. These funds will be used to complete critical engineering work and the final Environmental Impact Study (“EIS”) for PolyMet's NorthMet project.

  The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing, and subject to expenditures being in material compliance with budget and other customary conditions.

  PolyMet has issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

  Upon full exchange of the Debentures and exercise of the warrants, Glencore would own 18.75 million shares of PolyMet, representing approximately 10.5% of PolyMet's issued capital diluted for all options and warrants currently outstanding, or approximately 12.0% of PolyMet’s issued capital on a partially-diluted basis assuming only conversion of the Debentures and exercise of the warrants held by Glencore.

Mr. Rowland has been an executive with Glencore since 1988, having begun his career in mining and metals trading with Cargill, Incorporated in Minnesota.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore, with offices in Stamford, CT is one of the world's largest suppliers of a wide range of commodities and raw materials to industrial consumers with commercial counterparts including both producers and industrial consumers. Glencore’s marketing operations directly or indirectly employ over 2,000 people worldwide in 50 offices in more than 40 countries. In its industrial operations, Glencore directly or indirectly employs over 60,000 people in 19 plants in 12 countries.

Glencore has informed PolyMet that it has purchased the Debentures from PolyMet in the ordinary course of its business. Glencore may from time to time acquire additional securities of PolyMet, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its then current position.

Persons who wish to obtain a copy of the Early Warning Report filed in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting any of the persons listed below.

POLYMET MINING CORP.

Per:	“Joe Scipioni”

Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com

Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities mentioned in this release. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended. These securities described in this release have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent and effective registration statement covering such securities or an applicable exemption from such registration requirements.

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.